

Mail Stop 3561

February 12, 2008

By Facsimile and U.S. Mail

By Facsimile and U.S. Mail
Mr. Paul Barry
Chief Financial Officer
701 Ninth Street NW
Washington, DC 20068

> **Re:** **PEPCO Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-31403**

Dear Mr. Barry:

We reviewed your response to our prior comment on the above referenced filing as set forth in your letter dated January 30, 2008. Our review resulted in the following accounting comment.

1. You indicate that it is appropriate to capitalize purchased energy costs as these costs are clearly allowable costs for ratemaking purposes. We concur. You further state that because these purchased energy costs were part of your overall incurred cost of service that formed the basis for your rates during the deferral periods, you believe it is appropriate to accrue revenue to match your costs as opposed to deferring the costs with subsequent amortization against the revenue when received. We are unclear on how your revenue accrual mechanism is permitted by SFAS no. 71. Please advise in detail.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant